UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [January] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    ✓     )        No Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )        No (    ✓     )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated January 27, 2005. Attached is English language version of the notice.

The following table sets forth the summary of Disposal of Equity in SoftForum Co., Ltd

1. Details of company concerned

-Name of company	SoftForum Co., Ltd.	Representative	Hyeon-Chul Chung

-Relationship with company	An affiliate of Mirae Corporation

- Capital (KRW)	4,010,000,000

-Total number of outstanding shares	8,020,000

-Business area	Development and selling of software

2. Details of disposal

- The objective for disposal	Common stocks of SoftForum Co.,Ltd.

- Amount disposed (KRW)	9,010,000,000

- Number of shares to be disposed	2,726,800

- Number of shares held after disposal (No)	602,040

- Shareholding ratio after disposal (No)	7.5

- Scheduled disposition date	January 27, 2005

- Method of disposition	Disposal of possessed firsthand stocks

3. Purpose of disposal	To strengthen core business through corporate restructuring

4. Total amount of disposed (KRW) (Except for ex-reported portion)	9,010,000,000

- Net worth (KRW)	156,945,217,068

- Comparison to net worth (%)	5.7

5. Resolution date of board of directors	January 27, 2005

-Attendance of outside directors	Present (No)	2
Absent (No)	1

- Attendance of auditors	Yes

6. Applicability of Fair Trade Act	No

7. Applicability of large conglomerate group	No

8. Others	1. The appraisal right for dissenting shareholders can be accepted by an annual interest of 6% rate with amount of disposition from the final payment date at 1 year after point of time to within 2 months. However, the appraisal right for dissenting shareholders shall be exercised through average closing price for a month trading day preceding before exercise, weighted by trading volume by number of shares to be transfer and an annual interest of 6% rate with amount of disposition when the average closing price for a month trading day preceding before exercise, weighted by trading volume exceeding transfer price per share.

2. On the basis of December 31, 2004 proposed among the balance with trade receivable of SoftForum Co., Ltd. can be withdraw over 70% within 12 months after conclusion of contract. They have duty of 70% compensation when it did not withdraw.

Date of relevant disclosure	-

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[Details of amount disposed by company]

Company name	Relationship with company	Major business	Disposal date	Purpose of disposal	Stock or subscription certificate	Total amount disposed	Shareholding ratio after disposal
SoftForum Co., Ltd.	Affiliate	Development and selling of software	January 27, 2005	To strengthen core business	Stock	9,010,000,000	7.5

—	—	—	—	—	Stock	—	—

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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